EXHIBIT (a)(1)(iii)

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. V

Re: Offer to Purchase Units for $61 Per Unit

Dear Unit Holder:

Enclosed is an Offer To Purchase up to 9,900 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. V (the “Partnership”) at a cash purchase price of $61 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit, (with a $100 minimum fee and a $250 maximum fee).

Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

•	The price offered for the Units is $61 in CASH, less any Distributions made after the date of this Offer and any transfer fees charged by the Partnership.

•

HIGHER PRICE – The Offer to Purchase is higher than the last highest secondary market trade of Units we are aware of. According to Direct Investments Spectrum and any mini-tender offers we’re aware of, during the most recently reported trading period from October 1, 2005 through November 30, 2005, trades have ranged from $42.00 per Unit to $60.00 per Unit. The Offer also allows Unit Holders to dispose of their Units without incurring the sales commissions (that may be up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•

TAXABLE INCOME WITH NO CASH DISTRIBUTIONS – If you sell you will not be faced with taxable income and no cash distributions. This Partnership has reported selling several local limited partnerships, generating large taxable income. For example, Hillwood Pointe was sold in October 2005 for which you will be allocated $23 per Unit of taxable income. All cash from the sale has been placed in reserve and no distributions have been made to offset this income.

•	Tax credits have expired. The Partnership has indicated that there are no more tax credits remaining.

•	Accelerated Loss. The cash purchase price plus the estimated value of the current year tax loss totals $399[1]. Unit Holders who sell will receive an accelerated tax year benefit.

•

Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of Units.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (lavender form) in the envelope provided.

The Offer is scheduled to expire on April 14, 2006. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 877-0892.

March 14, 2006

Very truly yours,

Paco Development, L.L.C.

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1Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor as an individual tax rates and circumstances will vary.